UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

The First Marblehead Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

320771207

(CUSIP Number)

Stan Spavold

Clearwater Fine Foods Incorporated

757 Bedford Highway

Bedford, Nova Scotia, Canada B4A 3Z7

(707) 478 4827

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Page 2 of 9

1.	Names of Reporting Persons. JOHN CARTER RISLEY
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,740,216
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,740,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (1)
14.	Type of Reporting Person IN

(1)	Based on 11,678,712 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of February 4, 2016.

CUSIP No.	Page 3 of 9

1.	Names of Reporting Persons. FP Resources USA Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,740,216
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,740,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,678,712 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of February 4, 2016.

CUSIP No.	Page 4 of 9

1.	Names of Reporting Persons. Lobster Point Properties Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,740,216
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,740,216
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,216
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9% (1)
14.	Type of Reporting Person CO

(1)	Based on 11,678,712 shares of common stock of the Issuer disclosed by the Issuer as outstanding as of February 4, 2016.

PREAMBLE

This Amendment No. 1 to Schedule 13D is being filed by John Carter Risley (“Mr. Risley”), FP Resources USA Inc. (“FP Resources”) and Lobster Point Properties Ltd. (“Lobster Point” and collectively with FP Resources, the “Controlled Entities”) to amend the Schedule 13D relating to shares of Common Stock, $0.01 par value (the “Stock”), of The First Marblehead Corporation (the “Issuer”) previously filed by Mr. Risley on August 19, 2015 (as amended, the “Schedule 13D”). FP Resources is an entity wholly owned by Lobster Point, which is an entity wholly owned by Mr. Risley. As of December 31, 2015, Mr. Risley transferred all of the Stock owned by Mr. Risley to FP Resources. This Amendment No. 1 to Schedule 13D reflects such transfer. The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 1 to Schedule 13D. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	John Carter Risley

FP Resources USA Inc., a Delaware corporation (“FP Resources”)

Lobster Point Properties Ltd., a Nova Scotia limited company (“Lobster Point” and collectively with FP Resources, the “Controlled Entities”).

FP Resources is 100% owned by Lobster Point, which is 100% owned by Mr. Risley. The Controlled Entities function as holding companies for Mr. Risley.

(b)	The business address of Mr. Risley and the Controlled Entities is as follows:

757 Bedford Highway

Bedford, Nova Scotia B4A 3Z7.

(c)	Mr. Risley is the co-founder, Chairman and President of Clearwater Fine Foods Inc. Clearwater Fine Foods Inc. is an active investment/holding company with major investments in seafood harvesting and processing. FP Resources is a Delaware corporation that is 100% owned by Lobster Point, which is a Nova Scotia limited company that is 100% owned by Mr. Risley. The Controlled Entities function as holding company vehicles for Mr. Risley.

(d)	During the last five years, neither Mr. Risley nor any of the Controlled Entities has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Mr. Risley nor any of the Controlled Entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Risley is a citizen of Canada. FP Resources is a Delaware corporation. Lobster Point is a Nova Scotia limited company.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Risley purchased the shares of Stock of the Issuer using his personal funds. Mr. Risley transferred the Stock to FP Resources as of December 31, 2015. The Controlled Entities have not separately purchased any shares of Stock.

ITEM 4.	PURPOSE OF TRANSACTION

Mr. Risley and FP Resources have initiated exploratory discussions with the Issuer with respect to a possible acquisition of the Issuer by FP Resources, and FP Resources has entered into a customary nondisclosure and standstill agreement with the Issuer, a copy of which is filed herewith as Schedule 4. While FP Resources has submitted to the Issuer a preliminary, non-binding indication of interest, such discussions have been preliminary in nature and there can be no assurance that any such discussions will advance beyond the preliminary stage or that any acquisition or other transaction would be pursued or consummated. Mr. Risley and FP Resources do not anticipate providing public updates, other than as required by applicable law.

(1)	The price reported in this column is a weighted average price. These shares were either purchased or sold, as applicable, in multiple transactions at prices ranging from $3.10 to $4.02, inclusive. The reporting persons undertake to provide to The First Marblehead Corporation, any security holder of The First Marblehead Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote to this Schedule 13D.

Except as set forth in this Item 4, neither Mr. Risley nor any of the Controlled Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Each of Mr. Risley and the Controlled Entities intends to review the investment in the Issuer on a continuing basis. Depending on various factors, either or both of Mr. Risley and the Controlled Entities may in the future, from time to time, dispose of some or all of the Stock of the Issuer beneficially owned by such person and/or acquire additional Stock of the Issuer, in the open market or otherwise, or take any other actions with respect to such person’s investment in the Issuer permitted by law, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) Mr. Risley and the Controlled Entities may each be determined to be the beneficial owner of 1,740,216 shares of Stock, representing approximately 14.9% of the Stock outstanding, based on 11,678,712 shares of Stock disclosed by the Issuer as outstanding as of February 4, 2016.

(b) With respect to each of Mr. Risley and the Controlled Entities:

Sole power to vote: 0

Shared power to vote: 1,740,216

Sole power to dispose: 0

Shared power to dispose: 1,740,216

(c) The following details the transactions, all of which were either purchases or sales (as indicated below) on the open market effected by Mr. Risley since filing of the Schedule 13D.

Transaction Date	Price (1)	Quantity	Transaction Type
3/7/2016	$3.15	20,001	Sale
3/4/2016	$3.20	8,122	Sale
3/3/2016	$3.22	42,527	Sale
3/2/2016	$3.21	32,900	Sale
3/1/2016	$3.25	15,052	Sale
2/26/2016	$3.16	17,200	Sale
2/25/2016	$3.40	33,595	Sale
2/23/2016	$3.61	13,600	Sale
2/22/2016	$3.93	8,700	Sale
12/3/2015	$3.97	30,000	Purchase
12/1/2015	$3.97	20,000	Purchase
11/24/2015	$3.99	25,000	Purchase
11/20/2015	$3.71	10,400	Purchase
11/18/2015	$3.54	13,763	Purchase
11/17/2015	$3.35	2,100	Purchase
11/16/2015	$3.33	3,800	Purchase
11/13/2015	$3.19	9,849	Purchase

(1)	The price reported in this column is a weighted average price. These shares were either purchased or sold, as applicable, in multiple transactions at prices ranging from $3.10 to $4.02, inclusive. The reporting persons undertake to provide to The First Marblehead Corporation, any security holder of The First Marblehead Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote to this Schedule 13D.

Other than the transfer of shares from Mr. Risley to FP Resources as of December 31, 2015, FP Resources has not otherwise engaged in any transactions with respect to the Stock.

(d) No person other than Mr. Risley and the Controlled Entities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Stock of the Issuer reported on this statement.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of Mr. Risley and the Controlled Entities, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Risley and/or the Controlled Entities and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS

Schedule 2A	Power of Attorney with respect to FP Resources

Schedule 2B	Power of Attorney with respect to Lobster Point

Schedule 3	Joint Filing Agreement of the Reporting Persons

Schedule 4	Confidentiality Agreement, dated as of March 25, 2016, between The First Marblehead Corporation and FP Resources USA Inc.

(1)	The price reported in this column is a weighted average price. These shares were either purchased or sold, as applicable, in multiple transactions at prices ranging from $3.10 to $4.02, inclusive. The reporting persons undertake to provide to The First Marblehead Corporation, any security holder of The First Marblehead Corporation, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the range set forth in this footnote to this Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 25, 2016
Date

/s/ John Carter Risley*
Signature

* Stan Spavold, as attorney in fact

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

LOBSTER POINT PROPERTIES LTD.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

SCHEDULE 2A

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that FP Resources USA Inc. (the “Controlled Entity”) does hereby make, constitute and appoint STAN SPAVOLD his true and lawful attorney, to execute and deliver in his name and on his behalf whether he is acting individually or as representative of others, any and all filings required to be made by the Controlled Entity under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Controlled Entity under the Act, giving and granting unto said attorney in-fact power and authority to act in the premises as fully and to all intents and purposes as the Controlled Entity might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. The Controlled Entity has the unrestricted right to unilaterally revoke this Power of Attorney. This Power of Attorney shall be governed by, and construed in accordance with the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 25, 2016.

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

SCHEDULE 2B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that Lobster Point Properties Ltd. (the “Controlled Entity”) does hereby make, constitute and appoint STAN SPAVOLD its true and lawful attorney, to execute and deliver in its name and on its behalf whether it is acting individually or as representative of others, any and all filings required to be made by the Controlled Entity under the Securities Exchange Act of 1934, (as amended, the “Act”), with respect to securities which may be deemed to be beneficially owned by the Controlled Entity under the Act, giving and granting unto said attorney in-fact power and authority to act in the premises as fully and to all intents and purposes as the Controlled Entity might or could do if personally present, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

THIS POWER OF ATTORNEY shall remain in full force and effect until revoked in writing by the undersigned. The Controlled Entity has the unrestricted right to unilaterally revoke this Power of Attorney. This Power of Attorney shall be governed by, and construed in accordance with the laws of the State of New York, without regard to rules of conflicts of law.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of March 25, 2016

LOBSTER POINT PROPERTIES LTD.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

SCHEDULE 3

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock of The First Marblehead Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 25th day of March, 2016.

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

LOBSTER POINT PROPERTIES LTD.

By:	/s/ Stan Spavold
Name (Printed): Stan Spavold
Title: Secretary

/s/ John Carter Risley
John Carter Risley, Individually

Schedule 4

March 25, 2016

FP Resources USA Inc.

757 Bedford Highway

Bedford, Nova Scotia

Canada B4A 3Z7

Attention:

Re: Confidentiality Agreement

Ladies and Gentlemen:

In connection with your consideration of a possible negotiated transaction (the “Possible Transaction”) between FP Resources USA Inc. (“Counterparty”) and The First Marblehead Corporation (“Parent” and, together with its subsidiaries, the “Company”), you have requested information concerning the Company that is confidential and proprietary, and the Company has consented to the sharing of such confidential and proprietary information concerning the Company (the “Evaluation Material”) in accordance with the terms of this letter agreement. The term “Evaluation Material” shall mean all information, knowledge or data, in any form or media (whether prepared by the Company, the Company Representatives (herein defined below) or otherwise), concerning the Company that is furnished to Counterparty by or on behalf of the Company. The term “Evaluation Material” includes, but is not limited to: (a) documents, records, communications, reports, forecasts, projections, product and service specifications, loan pool data, loan program parameters, default and recovery statistics, risk management strategies, recovery strategies, statistical models, formulae and algorithms, designs, pricing methods and policies, processes, methods of operation, techniques, arrangements, procedures, tools, strategic initiatives, insights or plans, business opportunities and strategies, proposals, creative plans and strategies, personnel information, policies, trade secrets, ideas, concepts, know-how, intangible rights, inventions, research and development, source code, systems, architecture, computer programs and database technologies, proprietary programs or initiatives, and such other trade secrets or information as may be supplied by or on behalf of the Company and which is not generally ascertainable from public or published information; (b) information belonging or relating to the Company’s borrowers, customers, clients, service providers, consultants and other business relationships, including the existence or status of, and any non-public information concerning, arrangements between the Company and its vendors; (c) non-public business, operational or financial results and projections, including the performance of any loan portfolio facilitated by the Company, product development initiatives, expansion plans and revenue and expense information; and (d) information belonging or relating to any third party.

In addition, the term “Evaluation Material” shall be deemed to include: (a) any notes, analyses, compilations, abstracts, studies, interpretations, memoranda or other documents prepared by Counterparty or its Representatives (herein defined below) that contain, reflect or are based upon, in whole or in part, any Evaluation Material; (b) the fact that Evaluation Material has been made available to Counterparty or its Representatives; and (c) the existence or status of, and any information concerning the Possible Transaction or this letter agreement. All information that is disclosed by the Company, including information that is disclosed orally or visually, shall be presumed to be Evaluation Material and confidential unless otherwise specifically identified in writing by the Company.

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The term “Evaluation Material” does not include information which (a) is or becomes publicly available or enters the public domain through no fault of the Counterparty or its Representatives; (b) is already in the possession of Counterparty or any of its Representatives, provided, that such information is not known by Counterparty or any such Representative to be subject to another confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company; (c) is or becomes available to Counterparty or any of its Representatives on a non-confidential basis from a source other than the Company, provided, that such source is not known by Counterparty or any such Representative to be subject to another confidentiality agreement with, or other contractual, legal or fiduciary obligation to, the Company that prohibits such disclosure; (d) has been or is subsequently independently developed by or for Counterparty or any of its Representatives without reference to or reliance on Evaluation Material received directly or indirectly from the Company; or (e) is publicly disclosed by the Counterparty or its Representatives with the prior written consent of the Company.

1. Counterparty hereby agrees that the Evaluation Material will be used solely for the purpose of evaluating, negotiating and consummating a Possible Transaction with the Company, that, except as permitted by this letter agreement, such Evaluation Material shall not be used for any other purposes without the prior written consent of Parent, and that such Evaluation Material will be kept confidential by Counterparty in the same manner that Counterparty protects and maintains its own confidential information; provided, however, that Evaluation Material may be disclosed (a) as required by law, regulation, legal or judicial process, the rules of any applicable securities exchange or upon the written request of any bank or securities regulatory authority having authority over Counterparty (but only after compliance with Section 4 below); (b) as may be specifically authorized by advance written consent of Parent; and (c) to Counterparty’s directors, members, officers, employees, agents and advisors (including, without limitation, attorneys, accountants, consultants and financial advisors, collectively, “Representatives”) who need to know such information for the sole purpose of evaluating, negotiating and consummating a Possible Transaction. All such Representatives shall (i) be informed by Counterparty of the confidential nature of the Evaluation Material; (ii) be obligated to keep the Evaluation Material strictly confidential; and (iii) be advised of the terms of this letter agreement their obligation to comply with this letter agreement. Counterparty agrees to be responsible for any breaches of any of the provisions of this letter agreement by any of its Representatives (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company may have against Counterparty’s Representatives with respect to such breach); provided, however, that Counterparty will not be responsible for any breach by any Representative who is not one of its directors, members, officers or employees and who has agreed to be bound by the confidentiality provisions of this letter agreement as if a party hereto by the execution of a separate letter agreement with Parent substantially in the form attached hereto as Annex A. Counterparty will promptly inform the Company of any disclosure of Evaluation Material by Counterparty or its Representatives in violation of the terms of this letter agreement of which Counterparty becomes aware and will take commercially reasonable steps to prevent, control or remedy any such violation.

2. Counterparty agrees that neither it nor any of its Representatives will provide the Evaluation Material to any potential debt or equity financing source without (a) the prior written consent of Parent and (b) if such consent is granted, having had such person execute a separate letter agreement with Parent in the form attached hereto as Exhibit A, in which case such potential financing source shall be considered a Representative for all purposes of this letter agreement. Counterparty further agrees that neither it nor any of its Representatives will enter into any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, with any potential debt financing source which would reasonably be expected to limit, restrict, restrain or otherwise impair in any material manner, directly or indirectly, the ability of such debt financing source to serve as a debt financing source to any other person considering a transaction with the Company; provided, that the foregoing shall not prohibit the establishment of “tree” systems by Counterparty’s debt financing sources whereby separate working groups or “trees” will be formed and dedicated to Counterparty and each other party, respectively, considering a potential transaction with the Company.

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3. In the event that Counterparty or its Representatives receive “nonpublic personal information,” as that term is defined in the regulations implementing Subtitle A of Title V of the Gramm-Leach-Bliley Act, Pub. L. 106-102, codified at 15 U.S.C. 6801 et seq. (“NPI”): (a) the use, reuse, disclosure and redisclosure of such NPI by Counterparty and its Representatives shall comply with all applicable provisions of Subtitle A of Title V of the Gramm-Leach-Bliley Act, Pub. L. 106-102, codified at 15 U.S.C. 6801 et seq., and the Federal Trade Commission’s regulations promulgated thereunder from time to time, the Fair Credit Reporting Act, and other applicable federal, state and local acts, statutes, rules, regulations, orders, ordinances, and published guidelines concerning the security, confidentiality, handling, disclosure, use, and protection of consumer or customer information; (b) none of Counterparty, its Representatives or any party receiving Evaluation Material that is NPI from Counterparty or its Representatives shall disclose any Evaluation Material that is NPI to any party other than as permitted under this letter agreement without the prior written consent of the Company; and (c) Counterparty, and any party receiving Evaluation Material that is NPI from Counterparty or its Representatives, will at all times have in place an information security program with respect to such NPI that is designed to fulfill the objectives set forth in the “Standards for Safeguarding Customer Information”, 67 Fed. Reg. 36484, May 23, 2002 (codified in 16 C.F.R. part 314). Counterparty’s obligations under this letter agreement and its obligation to maintain an information security program with respect to such NPI, shall survive for as long as that party holds any NPI.

4. If Counterparty or any of its affiliates or Representatives is requested or required (by oral questions, interrogatories or requests for information or documents in legal proceedings, subpoena, civil investigative or regulatory demand or similar process) to disclose any of the Evaluation Material, Counterparty will provide the Company with prompt written notice of such request or requirement to the extent legally permissible so that the Company may seek, at the Company’s sole expense, a protective order or other appropriate remedy and/or waive compliance with provisions of this letter agreement. If, in the absence of a protective order or the receipt of a waiver hereunder, Counterparty or any of its affiliates or Representatives is nonetheless advised by outside legal counsel that disclosure of Evaluation Material is legally required or, with respect to any tribunal or other governmental entity, advisable, Counterparty or any such affiliates or Representatives may, without liability hereunder, disclose only that portion of the Evaluation Material that such counsel advises Counterparty is legally required or advisable to be disclosed, provided, that Counterparty takes all commercially reasonable actions to avoid and/or minimize the extent of such disclosure, including by cooperating with the Company, at the Company’s sole expense, to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded the Evaluation Material. Notwithstanding the foregoing, Counterparty shall not be required to notify the Company in connection with any disclosure of Evaluation Material to any governmental agency or other regulatory authority (including self-regulatory authorities) having jurisdiction over Counterparty or any of its affiliates in connection with routine supervisory examinations or investigations by any such agency or authority not specifically targeted at the Company.

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5. Upon the request of the Company at any time prior to the signing of a definitive agreement related to a Possible Transaction, (a) Counterparty and its Representatives will promptly, but in any case within 30 calendar days, destroy all of the Evaluation Material provided directly or indirectly to Counterparty and its Representatives under this letter agreement, in any form or media, including all copies and reproductions thereof and all notes, analyses, compilations, extracts, studies, interpretations, memoranda, reports or other documents prepared by Counterparty or its Representatives that contain, reflect or are based upon, in whole or in part, any Evaluation Material; and (b) Counterparty will promptly, but in any case within 15 calendar days of such destruction, provide a certificate of an officer or manager of Counterparty certifying the compliance of Counterparty and its Representatives with their obligations under this Section 5. Notwithstanding the foregoing, (i) Counterparty and its Representatives shall each be permitted to retain one (1) copy of the Evaluation Material under the sole control of its general counsel or chief compliance officer for audit and/or compliance and evidentiary purposes or to the extent necessary to defend or maintain any litigation relating to the enforcement of this Agreement and/or to comply with any law or regulation or Counterparty’s document retention policies; and (ii) Counterparty and its Representatives shall not be required to destroy or delete Evaluation Material or computer models, electronic files, or other electronic material prepared by Counterparty or its Representatives on its or their behalf which have been backed up or archived in the ordinary course of business and which incorporate Evaluation Material, provided, in each case that such information is kept confidential in accordance with this letter agreement. Notwithstanding the destruction or retention of Evaluation Material pursuant to this Section 5, Counterparty and its Representatives will continue to be bound by their obligations of confidentiality and other obligations hereunder, including with regard to any oral Evaluation Material.

6. Counterparty hereby acknowledges that it, its affiliates and its Representatives are aware that the Evaluation Material may contain material, non-public information (“Inside Information”) about the Company and Counterparty hereby agrees that it, its affiliates and Representatives may not purchase or sell any securities of the Company while in possession of Inside Information unless such has been previously publicly disclosed by the Company or is or becomes publicly available or enters the public domain through no fault of the Counterparty or its Representatives.

7. Counterparty agrees that, for a period of one (1) year from the date hereof, neither it nor any of its affiliates who are provided with Evaluation Material or whom Counterparty has informed about the Possible Transaction, in each instance in accordance with the terms of this letter agreement, will, directly or indirectly, solicit for employment or employ or cause to leave the employ of the Company any individual serving as (a) an officer of Parent; or (b) an executive or management-level employee of the Company with whom Counterparty has had substantial contact, or who is specifically identified to Counterparty, during Counterparty’s investigation of the Company and its business, in each case without obtaining the prior written consent of Parent; provided, that Counterparty (i) may make general solicitations (including by public advertisements and/or through an independent search firm that is not directed by Counterparty to target the Company’s employees) for employment not specifically directed at the Company or their respective employees; and (ii) may hire any employee of the Company who initiates discussions regarding employment without any direct or indirect solicitation by Counterparty.

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8. Counterparty agrees that unless approved in advance by the board of directors of the Company, until the earlier of (a) 12 months from the date hereof or (b) such time as the Company publicly announces that it has entered into a definitive agreement with respect to a party’s acquisition of more than 50% of Parent’s common stock or assets (such period, the “Standstill Period”), neither it nor any of its affiliates who are provided with Evaluation Material or whom Counterparty has informed about the Possible Transaction, in each instance in accordance with the terms of this letter agreement, will, directly or indirectly: (i) acquire, agree to acquire or make any proposal to acquire all or substantially all of the assets of the Company or any securities of the Company or any options or other rights to purchase any such assets or securities, other than (x) those acquired in a fiduciary or investment advisory capacity or in satisfaction of a bona fide debt previously contracted which in the aggregate do not constitute more than 5% of the Company’s outstanding publicly traded equity securities or (y) assets transferred in the ordinary course of business; (ii) propose to enter into any merger, consolidation, business combination, tender or exchange offer, purchase of the Company’s assets or businesses or similar transactions involving the Company or any recapitalization, restructuring, liquidation or other extraordinary transaction with respect to the Company (collectively, a “Business Combination”); (iii) make, or in any way participate whether alone or in concert with others, in any solicitation of proxies or consents (as such terms are used in the rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of, any securities of the Company with respect to a Business Combination involving the Company or any other matter that is the subject of clause (v) or clause (vii) below; (iv) form, join or in any way participate in a third party group (as such term is used in the rules of the Securities and Exchange Commission) with respect to any securities of the Company or a Business Combination involving the Company; (v) nominate any person as a director of Parent; (vi) propose any matter to be voted upon by the stockholders of Parent; (vii) otherwise act, alone or in concert with others, to seek to control the management or Board of Directors of Parent; (viii) take any action that could reasonably be expected to require the Company to make a public announcement regarding a potential Business Combination; or (vi) advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such period not to request the Company or any of the Company’s Representatives, directly or indirectly, to amend or waive any provision of this paragraph (including this sentence). Nothing in this Section 8 shall (A) prevent Counterparty from purchasing, selling or otherwise exercising any rights in respect of debt securities or other debt instruments issued by the Company, subject to Counterparty’s compliance with applicable law or regulation; or (B) for the avoidance of doubt, limit or restrict any action by any portfolio company of any investment fund or other investment vehicle that is from time to time managed, sponsored or otherwise advised by Counterparty or any affiliate of Counterparty or its related investment advisors, so long as Counterparty has not provided such portfolio company with Evaluation Material and such portfolio company is not acting at the request or direction of Counterparty.

9. Each party agrees that, without the prior written consent of the other party, neither it nor any of Counterparty’s Representatives or the Company’s directors, stockholders, officers, employees, agents and advisors (collectively, the “Company Representatives”), as applicable, will disclose to any other person (“person” will be interpreted broadly to include the media and any corporation, company, group, partnership or other entity or individual): (a) the fact that any investigations, discussions, or negotiations are taking place concerning a Possible Transaction; (b) that Counterparty and/or any of its Representatives have received Evaluation Material from the Company or that Evaluation Material has been made available by the Company; and (c) any of the terms, conditions or other facts with respect to any such Possible Transaction, including the status thereof, provided, that each party may make such disclosure if such disclosure must be made in order to comply with applicable law, regulation, legal or judicial process, the rules of any applicable securities exchange or upon the request of any bank or securities regulatory authority having authority over such party (but only after receiving advice from outside counsel that such disclosure is required).

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10. In the event that any of the provisions of this letter agreement is held by a court of competent jurisdiction to be invalid, illegal, or unenforceable, the remainder of the provisions of this letter agreement shall remain in full force and effect. If any term or provision of this letter agreement is determined to be unenforceable by reason of its extent, duration, scope or otherwise, then the parties contemplate that the court making such determination shall reduce such extent, duration, scope or other provision and enforce such provision in its reduced form for all purposes contemplated by this letter agreement.

11. This letter agreement shall not give rise to any obligation for either party to disclose any information to the other party hereto, including, without limitation, any Evaluation Material. Although the Company has endeavored to include in the Evaluation Materials information it believes to be relevant for the purpose of Counterparty’s evaluation, negotiation and consummation of a Possible Transaction, Counterparty acknowledges and agrees that none of the Company or the Company Representatives makes any representation or warranty hereunder, expressed or implied, as to the accuracy or completeness of the Evaluation Material. Only those representations or warranties that are made in a definitive agreement related to the Possible Transaction with the Company when, as, and if it is executed, and subject to such limitations and restrictions as may be specified in such definitive agreement, will have any legal effect. The Company acknowledges that neither Counterparty nor any of its affiliates, or its or their Representatives, will be deemed to have made any representation or warranty or commitment hereunder with respect to any Possible Transaction except as may be set forth in one or more definitive agreements. Neither party will have recourse against the other party, or against any of its respective affiliates, or against its or their respective Representatives, or against any former, current or future respective general or limited partner, member, officer, employee or stockholder of such party or any of its respective affiliates, in connection with or otherwise arising out of a Possible Transaction, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, except as may be expressly set forth in the definitive agreements. The foregoing shall not affect either party’s rights under this letter agreement.

12. To the extent that any Evaluation Material may include materials subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or threatened legal proceedings or governmental investigations, you and we understand and agree that we and you have a commonality of interest with respect to such matters and it is our and your desire, intention and mutual understanding that the sharing of such material is not intended to, and shall not, waive or diminish in any way the confidentiality of such material or its continued protection under the attorney-client privilege, work product doctrine or other applicable privilege. All Evaluation Material that is entitled to protection under the attorney-client privilege, work product doctrine and other applicable privilege shall remain entitled to such protection under these privileges, this letter agreement, and under the joint defense doctrine.

13. Each party agrees that money damages would not be a sufficient remedy for any breach (or threatened breach) of this letter agreement by either party or their respective Representatives and that the non-breaching party shall be entitled to equitable relief, including injunction and specific performance, in the event of any such breach (or threatened breach), without proof of damages, and each party further agrees to waive, and use commercially reasonable efforts to cause its affiliates and Representatives to waive, any requirement for the securing or posting of any bond in connection with any such remedy. Such remedies shall not be the exclusive remedies for a breach (or threatened breach) of this letter agreement, but will be in addition to all other remedies available at law or in equity.

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14. Other than with Parent’s express prior consent, Counterparty agrees that during the Standstill Period all communications regarding a Possible Transaction, all requests for additional information, facility tours or management meetings and all discussions or questions regarding procedures with respect to a Possible Transaction will be submitted or directed exclusively to Sandler O’Neill + Partners, L.P. (the “Banker”). Contact information for the appropriate Banker representatives is included in Annex B to this letter agreement. Without the express prior consent of Parent, Counterparty agrees that during the Standstill Period it will not, directly or indirectly, contact or communicate with any officer, employee or agent of the Company, other than conversations between John Risley and Daniel Meyers on matters unrelated to any of (a) the Company, its business or operations; (b) any of the Evaluation Material; (c) a Possible Transaction; or (d) any other matter prohibited during the Standstill Period pursuant to Section 8.

15. Each party understands and agrees that no contract or agreement providing for a Possible Transaction shall be deemed to exist between Counterparty and the Company unless and until a final definitive agreement has been executed and delivered, and Counterparty and the Company each hereby waive, in advance, any claims (including, without limitation, claims for breach of contract) other than claims for fraud or breach of this letter agreement, in connection with a Possible Transaction unless and until Counterparty and the Company shall have entered into a final definitive agreement. Each party also agrees that unless and until a final definitive agreement regarding a Possible Transaction between Counterparty and the Company has been executed and delivered, neither Counterparty nor the Company will be under any legal obligation of any kind whatsoever with respect to such a transaction by virtue of this letter agreement or any other written or oral expression with respect to such transaction, except for the matters specifically agreed to herein. Counterparty further acknowledges and agrees that the Company reserves the right, in its sole discretion, to reject any and all proposals made by it or any of its Representatives with regard to a Possible Transaction, and both parties reserve the right to terminate discussions and negotiations at any time and for any reason or no reason. Counterparty further understands that (a) the Company and its Representatives shall be free to conduct any process for any transaction involving the Company, if and as they in their sole discretion shall determine (including, without limitation, negotiating with any other interested parties and entering into a preliminary or definitive agreement without prior notice to Counterparty or any other person); and (b) any procedures relating to such process or transaction may be changed at any time without notice to Counterparty or any other person. Neither this Section 15 nor any other provision in this letter agreement can be waived or amended except by written consent of Parent, which consent shall specifically refer to this Section 15 (or such provision) and explicitly make such waiver or amendment. For the purposes of this Section 15, the term “definitive agreement” shall not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or verbal acceptance by the Company of any offer or bid from Counterparty.

16. This letter agreement contains the entire agreement between Counterparty and the Company concerning the subject matter hereof and supersedes all prior agreements, written or oral, between the parties relating to the subject matter hereof. This letter agreement may not be amended, modified, changed or discharged, in whole or in part, except by an agreement in writing signed by the parties.

17. Neither party may assign its rights or obligations under this letter agreement to any person or entity without the prior written consent of the other party; provided, that the rights of the Company under this letter agreement may be assigned in whole or in part to any purchaser of the Company without Counterparty’s consent, which purchaser shall be entitled to enforce this letter agreement to the same extent and in the same manner as the Company is entitled to enforce this letter agreement. Subject to the foregoing, this letter agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns.

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18. This letter agreement may be executed by facsimile or pdf electronic transmission and in counterparts, each of which shall be deemed to be an original, and both of which, taken together, shall constitute one agreement binding on both parties.

19. This letter agreement shall have a term of two (2) years from the date hereof, except to the extent any provision hereof shall have a shorter or longer term specifically set forth in such provision. The validity and interpretation of this letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware. Each party irrevocably consents to the non-exclusive jurisdiction of the state and federal courts located in the State of Delaware for any actions, suits or proceedings arising out of or relating to this letter agreement.

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If you are in agreement with the foregoing, please sign below and this letter agreement will serve as our mutual confirmation thereof.

Sincerely,

The First Marblehead Corporation

By:	/s/ Thomas P. Eddy
Name:	Thomas P. Eddy
Title:	Chairman, Independent Committee of the Board of Directors

Confirmed and Agreed to
this 25th day of March, 2016

FP RESOURCES USA INC.

By:	/s/ Stan Spavold
Name: Stan Spavold
Title: Treasurer

Annex A

[INSERT ADDRESS OF REPRESENTATIVE]

Parent	Counterparty

[INSERT DATE]

Ladies and Gentlemen:

Reference is made to that certain letter agreement dated             , 2016 (the “Agreement”) between The First Marblehead Corporation and FP Resources USA Inc. (“Counterparty”) attached hereto, whereby Counterparty has agreed to be bound by certain non-disclosure and other restrictions with respect to Evaluation Material in connection with the Possible Transaction. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Agreement.

The undersigned agrees to be bound, in its capacity as a “Representative” of Counterparty, by the terms of the Agreement applicable to Representatives as if the undersigned had executed the Agreement, including the agreement to be bound by the confidentiality obligations and use restrictions related to the Evaluation Material provided pursuant to the Agreement, and shall be responsible for any breach of the Agreement by any of its Representatives.

The validity and interpretation of this letter agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware. The undersigned irrevocably consents to the non-exclusive jurisdiction of the state and federal courts located in the State of Delaware for any actions, suits or proceedings arising out of or relating to the Agreement or this letter agreement.

Very truly yours,

[INSERT REPRESENTATIVE’S NAME]

By:
Name:
Title:

Annex B

Sandler O’Neill + Partners, L.P. Contact Information

All inquiries should be directed to any of the individuals at Sandler O’Neill + Partners, L.P. listed below.

Sandler O’Neill + Partners, L.P.

1251 Avenue of the Americas, 6th Floor

New York, New York 10020

Brian Sterling

Phone: (212) 466-7770

Fax: (212) 466-7711

E-mail: bsterling@sandleroneill.com